Lending to people, investing for resilience

July 21st, 2021

Mark Buehrer
HeartFoods Group, Inc.
VIA Email

RE: Potential financing for HeartFoods

Mark,

Based on our preliminary conversations about HeartFood's concept to develop integrated food production centers in the Pacific Northwest, Craft3 would be interested in exploring options to finance new locations.

Any potential financing would be based on a full underwriting of both the individual project and the project sponsors.

Respectfully,

Brad Hunter
Vice President
Craft3

This letter is for conversation purposes only and does not constitute or give rise to legally binding obligation or agreement of any kind.